SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 11, 2015, the Board of Directors of NeuroDerm Ltd. appointed Roy Golan, the Company’s Vice President of Finance, as Chief Financial Officer of the Company effective immediately.

Prior to his appointment as Chief Financial Officer, Mr. Golan served as the Company’s Vice President of Finance since January 2014. Prior to joining the Company, from 2008 to 2012, Mr. Golan served as Chief Financial Officer of KCS Ltd., a software company that provides GRC solutions. From 2005 to 2008, Mr. Golan served as Vice President of Finance of GI View Ltd., a medical device start up that develops a screening solution for the colon. Prior to that, Mr. Golan served as a controller at NASDAQ listed On Track Innovations Ltd., a leading contactless smart card solution provider. Prior thereto, he served as a senior consultant at Pricewaterhouse Coopers LLP. Mr. Golan holds a BA degree in Business and Accounting from the Israeli College of Management and an LLM from Bar-Ilan University. Mr. Golan has been a licensed CPA since 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: August 12, 2015	By:	/s/ Roy Golan
Name: Roy Golan Title: Chief Financial Officer